Continental Press Release

Five Years and Still No Braking Teves Success at Continental AG

- Growth champion roundly fulfills expectations

- Number one worldwide for hydraulic foundation brakes

Hannover/Frankfurt, for September 28, 2003. It is cause for a modest anniversary celebration at Continental Teves in Frankfurt/Main. For five years now the world-renowned specialist for brakes and air spring systems has been part of the Hannover-based Continental Corporation. "The development, especially in the last two years, proves that we did the right thing in making the purchase," notes Continental Executive Board chairman, Manfred Wennemer, with an eye to the company's consistent two-digit growth as well. "The acquisition of ITT Brakes & Chassis in 1998 was a crucial step in transforming Continental from a tiremaker to an international automotive supplier with immense chassis competence."

For almost one hundred years now Teves has been making and developing brake systems for motor vehicles. With a workforce of around 12,000 at twenty locations worldwide, Continental Teves is currently the world's foremost manufacturer of hydraulic foundation brakes. The company is number two worldwide with respect to brake power assist units and electronic brake systems like ABS and ESP.

The present Continental Teves AG & Co. oHG was founded by Alfred Teves in Frankfurt in 1906 under the name Alfred Teves GmbH. In 1967 the US corporation ITT Industries Inc. took over the company and in 1998 it changed hands again to become part of Continental AG, where it is part of the Continental Automotive Systems (CAS) division. At the time, Continental, the traditional Hannover-based company, was in the process of repositioning itself under the guidance of Dr. Hubertus von Grünberg, Executive Board chairman at the time. The purchase of the electronics specialist Temic in 2001 further expanded the automotive supplier's know-how in the very promising field of electronics and sensor systems.

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Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de

Quality products for cost-sensitive high-volume production at all the major automakers makes up the company's core business. In addition to that, Continental Teves also supplies special high-tech solutions such as, for example, high-performance brake calipers for particularly fast and heavy luxury cars. "We are a much sought-after development partner and supplier worldwide, whose innovative genius repeatedly attracts attention," underscores Dr. Wolfgang Ziebart, no. 2 on the Conti Executive Board and head of CAS.

Innovations are nothing new to Teves. High-volume production of disk brakes got going in Germany back in 1961. In 1969 Teves exhibited the first electronically controlled antilock braking system at Frankfurt's international motor show and in 1984 it launched production of the world's first integrated ABS. Today CAS is working on the APIA concept for greater vehicle and traffic safety, to cite just one project.

Each workday Continental Teves turns out around 42,000 electronic brake systems, 100,000 wheel-speed sensors, 137,000 brake calipers, 58,000 brake cylinders, 35,000 brake power assist units, 17,000 brake-power regulators and 132,000 brake hoses. Many of these products are marketed under the Teves ATE brand. 1250 ATE brake centers in Germany and other European countries as well as 650 trading partners in 69 key markets worldwide sell replacement parts of original equipment quality. In 2002 Continental Teves realized sales of €200 million in the aftermarket sector.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. In 2002 the company took in 11.4 billion euros in sales and had around 65,500 employees on its payroll worldwide.

Continental AG
Hannes Boekhoff
Head of Press
Ph.: +49 (0)511 938-1278, Fax -1055
prkonzern@conti.de

Continental Automotive Systems
Dirk Nebelung
Head of Communications
Ph.: +49 (0)69 7603-6000, Fax -3945
Dirk.Nebelung@contiteves.com

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